UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

The Victorians
10 Earlsfort Terrace
Saint Kevin’s
Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Investor Presentation

On December 12, 2024, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), posted to its website (https://www.fusion-fuel.eu) an investor presentation that it intends to use in conferences and meetings with investors, shareholders and analysts. A copy of the investor presentation is furnished herewith as Exhibit 99.1.

The information furnished herein (including Exhibit 99.1 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Exchange Act or the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such a filing.

Disclosure Channels to Disseminate Information

Investors and others should note that the Company may announce material information about its finances, product development and other matters to its investors using its website (https://www.fusion-fuel.eu) in addition to the filings with the Securities and Exchange Commission (the “SEC”), press releases, public conference calls and webcasts. The Company uses these channels to communicate with the Company’s shareholders and the public about the Company and other issues. It is possible that the information the Company posts on these channels could be deemed to be material information. Therefore, the Company encourages investors, the media, and others interested in the Company to review the information it posts on the Company’s website (referenced above) in addition to following its press releases, SEC filings, public conference calls, and webcasts.

Forward-Looking Statements

The investor presentation attached as Exhibit 99.1 hereto, the statements contained therein, and this report on Form 6-K contain forward-looking statements and information relating to the Company that are based on the current beliefs, expectations, assumptions, estimates and projections of the Company’s management regarding the Company’s business and industry. When used in this report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to the Company or the Company’s management, are intended to identify forward-looking statements. These statements reflect management’s current view of the Company concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others, the Company’s ability to complete the post-closing requirements of its acquisition of Quality Industrial Corp. and integrate its business, the ability of the Company and the other parties to the acquisition to obtain all necessary consents and approvals in connection with the acquisition, obtain clearance from Nasdaq of an initial listing application in connection with the acquisition, obtain shareholder approval of the acquisition, and the risks and uncertainties which are generally set forth under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024 (the “Annual Report”). Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report.

All forward-looking statements included herein attributable to the Company or other parties or any person acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, the Company undertakes no obligations to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Exhibit No.	Description
99.1	Investor Presentation of Fusion Fuel Green PLC dated December 12, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2024	Fusion Fuel Green PLC

	By:	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer

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